J. M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

303-850-7637 telephone

jmwalker85@earthlink.net

303-482-2731 facsimile

June 26, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:

American Business Services, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed May 1, 2012

File No. 333-177525

Dear Ms. Wray:

We have reviewed the comment letter dated June 15, 2012 and have the following responses.

General

1.

We note that, in response to prior comment 3, you have provided unaudited interim financial statements for the quarterly period ended March 31, 2012. As requested by our prior comment, please also revise related disclosures accordingly throughout the filing, including in Management’s Discussion and Analysis.

The disclosure has been revised to accurately disclose our financial information.  In the previous filing, we erroneously presented the $20,000 on the unaudited March 2012 financials as a “related party payable”.  This has been corrected by moving the $20,000 to “revenues from related parties”.

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

cc:

Via E-Mail Jody M. Walker

J. M. Walker & Associates

Attorneys At Law

Sincerely,

/s/ Katherine Wray

Katherine Wray

Attorney-Advisor